DC



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





05046711

March 7, 2005

Janet L. Fisher
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, NY 10006-1470

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/7/2005

Re: The Home Depot, Inc.
Incoming letter dated January 21, 2005

Dear Ms. Fisher:

This is in response to your letters dated January 21, 2005 and February 15, 2005 concerning the shareholder proposal submitted to Home Depot by John Chevedden. We also have received letters from the proponent dated January 28, 2005 and February 18, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • TOKYO

Writer's Direct Dial: (212) 225-2472
E-Mail: jfisher@cgsh.com

February 15, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. – Rebuttal and Stockholder Proposal of Mr. John Chevedden

Ladies and Gentlemen:

Reference is made to our letter dated January 21, 2005 (the "Original Request") in which we requested, on behalf of our client The Home Depot, Inc. (the "Company"), that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission confirm that it will not recommend enforcement action to the Commission if the Company excludes the stockholder proposal (the "Proposal") submitted by Mr. John Chevedden (the "Proponent") from the proxy statement (the "2005 Proxy Materials") to be distributed to the Company's stockholders in connection with its 2005 Annual Meeting of Stockholders.

This letter responds to the correspondence addressed to the Staff by the Proponent dated January 28, 2005 (the "Rebuttal"). The Rebuttal and the Original Request are respectively attached as Exhibits A and B. Pursuant to Rule 14a-8(k), enclosed are six copies of this letter and each attachment. A copy of this letter and each attachment is also being sent to the Proponent. The Proponent is requested to copy the undersigned on any additional response he may choose to make to the Staff.

As stated in the Original Request, the Company has adopted a policy (the "Company Policy") that the Board of Directors of the Company may not adopt a stockholder rights plan without prior stockholder approval unless all of the following conditions are satisfied:

- The Board of Directors adopts such plan after careful deliberation and in the exercise of its fiduciary duties;

- Not only the Board of Directors of the Company, but also a majority of the independent members of the Board of Directors, determine that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer effectiveness of a stockholder rights plan until stockholder approval may be obtained; and

- The stockholder rights plan must have a one-year "sunset" – *i.e.*, it must terminate in one year if it has not been approved by stockholders.

In the Rebuttal, the Proponent argues that Boeing Co. (Jan. 17, 2005) should be the controlling precedent in evaluating the Original Request. In that letter, Boeing sought to exclude a proposal submitted by the Proponent on the basis that it had substantially implemented the proposal as a result of the adoption by its board of directors of a policy regarding stockholder rights plans (the "Boeing Policy"). The Proponent's reliance on Boeing Co. is misplaced. The Boeing Policy, like the Company Policy, restricts the ability of the board to adopt a rights plan without stockholder approval to those circumstances where the exercise of the board's fiduciary obligations compels the adoption (a so-called "fiduciary out"). However, unlike the Company Policy, the Boeing Policy does not include a "sunset" provision requiring that any rights plan adopted without prior stockholder approval expire after the lapse of a specified period of time if stockholder ratification has not been obtained within such specified period of time. The Company Policy therefore affords stockholders a right not provided by the Boeing Policy – a significant voice in the maintenance of a stockholder rights plan.

More appropriate to the Staff's consideration of the Original Request is the relief granted in Raytheon Co. (Jan. 26, 2005). The stockholder proposal at issue in Raytheon Co. was virtually identical to the Proposal and, in fact, the Proponent submitted the proposal to Raytheon. The policy adopted by Raytheon (the "Raytheon Policy") stated in its entirety:

> "13. Policy on Shareholder Rights Plans
>
> The Company does not have a shareholder rights plan. The Board shall obtain shareholder approval prior to adopting a shareholder rights plan unless the Board in the exercise of its fiduciary duties determines that under the circumstances then existing, it would be in the best interest of the Company and its shareholders to adopt a rights plan without prior shareholder approval. If a rights plan is adopted by the Board without prior shareholder approval, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders."
> (*See* http://www.raytheon.com/about/static/node3732.html)

The Raytheon Policy thus featured provisions that are nearly identical to those of the Company Policy: (i) no ability of the board to implement a stockholder rights plan absent prior stockholder approval, unless implementation is compelled by the exercise of the fiduciary duties of the directors and (ii) a requirement that the plan expire one year after adoption if stockholder ratification has not been obtained by such time. Moreover, the Company Policy goes beyond the Raytheon Policy in protecting stockholder interests. The Company may implement a rights plan without prior stockholder approval only if, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer effectiveness of a stockholder rights plan until stockholder approval may be obtained. This determination must be made by a majority of the Board of Directors of the Company that includes a majority of its independent members. The Staff accordingly concurred with Raytheon's view that the Raytheon Policy substantially implemented the Proponent's proposal.

The Proponent also asserts in the Rebuttal that the Company implicitly accepted the Proponent's argument that there is a "material difference" between the Proposal and the Company Policy. This is a misleading characterization of the Company's position in the Original Request. The Company is bound by law and regulation to assert a basis for excluding a stockholder proposal from its proxy materials. In this case, that basis is set out in Rule 14a-8(i)(10). The Proponent's assertion ignores the standard for relief under Rule 14a-8(i)(10), which does not require that the Proposal be implemented in exactly the same terms. In the Original Request, the Company clearly stated that the main concern of the Proposal was properly addressed and substantially implemented by the Company Policy. That the Original Request does not debate the Proponent word-by-word is certainly not evidence of any acquiescence to the Proponent's statements.

The Company has asserted, and reiterates herein, that the Proposal may be properly excluded from its 2005 Proxy Materials because the Company has implemented measures that the Proponent seeks to have addressed in the Proposal. The Company believes that Raytheon Co. is the controlling precedent and, accordingly, the Company's Board of

Directors should be given limited but appropriate discretion when carrying out its fiduciary duties under Delaware law.

The Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company respectfully requests the opportunity to confer with the Staff prior to the issuance of any written response. Please do not hesitate to contact the undersigned at (212) 225-2472.

Very truly yours,



Janet L. Fisher

cc: Mr. John Chevedden
Frank L. Fernandez, Esq.

Attachments

Exhibit A
(The Rebuttal from the Proponent)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: John Chevedden

Ladies and Gentlemen:

This shareholder proposal reads the same as the proposal in The Boeing Company (January 17, 2005) in which Boeing did not receive Staff concurrence:
RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

The Staff Response Letter in Boeing stated:
"We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10)."

The next paragraph of this proposal is similar to the propsal submitted to Boeing:
"I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock."

The company apparently accepts without objection the second paragraph of the proposal regarding the "material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote." According to rule 14a-8 the company has the right to challenge the accuracy of rule 14a-8 proposal text and the company has not done so with the second paragraph.

I believe that it may be critically inconsistent for a company to claim that it has "substantially implemented" a proposal after it implicitly accepts a "material difference" between the proposal and its current "Policy."

Furthermore there seems to be a fundamental contradiction if a proposal calling for a vote is purportedly implemented by a policy that allows absolutely no vote whatsoever.

Voting is arguably the most important way that shareholders can participate in a company. Furthermore the company has adopted a freeze-out on voting on perhaps the most important topic that could be submitted to shareholders for a vote – whether or not their shares will be sold.

The text in the company policy provides a loophole to avoid any shareholder vote whosoever. The loophole is: "If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year ... Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date." In other words the "plan will expire" after it has served its regressive purpose of isolating management from a shareholder vote during the critical time period.

There is a substantial difference between the text of this proposal to the company for the 2005 annual meeting and the 6 company-cited old proposals starting with Safeway, Inc. (Apr. 1, 2004). The proposals starting with Safeway were all similar to the old proposal to the Hewlett-Packard Company (December 24, 2003):
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

The company and its second opinion, loaded with limitations and complexities, fails to focus on why the company is purportedly stranded where it is now and could not move further in the direction of the shareholder proposal and still be consistent with "fiduciary duty."

The company argument, including a second opinion, is ambiguous or unfinished by failing to explain whether Delaware law would preclude a shareholder vote on a poison pill after it is approved "by a majority of the independent members of the Board."

In conclusion the Staff Response Letter regarding the same proposal text in The Boeing Company (January 17, 2005) stated:
"We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10)."

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Frank Fernandez

Exhibit B
(The Original Request to the Staff)

COPY

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • TOKYO

Writer's Direct Dial: (212) 225-2472
E-Mail: jfisher@cgsh.com

January 21, 2005



2:10
SEC MAIL
PROCESS
RECEIVED
JAN 21 2005
WASH. D.C.
180

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. – Stockholder Proposal of Mr. John Chevedden

Ladies and Gentlemen:

We are writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a stockholder proposal from the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). Mr. John Chevedden (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing him of the Company's intention to omit the Proposal from the 2005 Proxy Materials. The Company intends to begin distribution of its definitive 2005 Proxy Materials on or about

April 11, 2005. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Securities and Exchange Commission.

In each of the past two years, the Company has received and included in its annual meeting proxy statements stockholder proposals relating to the use of stockholder rights plans, or "poison pills." These proposals expressed concern about the use of such plans and requested the Board of Directors of the Company (the "Board") to seek stockholder approval for the Company's use of a stockholder rights plan. These prior proposals were approved by 67.0% and 64.5% of the votes cast in 2004 and 2003, respectively.

Although the Company does not currently have a stockholder rights plan in place and has no current intention of adopting such a plan, the Board considered these concerns and adopted a policy statement on stockholder rights plans on January 20, 2005 (the "Company Policy"), which reads as follows:

> "The policy of the Board of Directors is that it will obtain prior stockholder approval of any stockholder rights plan, except in the limited circumstances described below. If the Board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties.
>
> The Board of Directors may adopt a stockholder rights plan without obtaining prior stockholder approval if the Board of Directors, including a majority of the independent members of the Board of Directors, determines that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer the effectiveness of a stockholder rights plan until stockholder approval may be obtained.
>
> If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year after the effective date of the stockholder rights plan. Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date.
>
> The Nominating and Corporate Governance Committee shall review this policy statement annually and recommend any appropriate changes for approval by the Board of Directors.[1]

[1] As disclosed in the Form 8-K, dated January 20, 2005, and filed on January 21, 2005, to report the Board's adoption of the Company Policy, the Company's Corporate Governance Guidelines will be revised

As a result of the Company's adoption of this policy, it is the Company's view that the Proposal may be properly omitted in accordance with Rule 14a-8(i)(10) because the Proposal has been substantially implemented. Rule 14a-8(i)(10) permits a company to omit a proposal if it is "already substantially implemented." To be omitted under this rule, the proposal need not be implemented in full or precisely as presented by the Proponent. Instead, the standard is one of substantial implementation. *See* Rel. No. 34-20091 (Aug. 16, 1983). In previous no-action letters, the Staff has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *See* Texaco Inc. (Mar. 28, 1991). Proposals have been considered substantially implemented where companies have implemented part, but not all, of a multi-pronged proposal. *See* Columbia/HCA Healthcare Corp. (Feb. 18, 1998). In other words, a proposal may be excluded as substantially implemented so long as a company's actions satisfactorily address the underlying concern of the proposal.

We believe that the Company Policy "substantially implements" the Proposal and renders it moot. Specifically, the Proposal states:

> "RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company."

While the Proposal requests post-adoption redemption or stockholder approval after a poison pill is adopted, the Company Policy requires *prior* stockholder approval unless the Board determines that adoption of a stockholder rights plan is required by the fiduciary requirements of Delaware law. The Company Policy also provides for additional protection for stockholders by requiring that any determination by the Board not to defer adoption of a plan until stockholder approval can be obtained, include a majority of the Company's independent directors. The Company Policy will also be reviewed annually by the Nominating and Corporate Governance Committee of the Board. In addition, the "fiduciary out" is further limited in that the Company Policy requires that if a plan is adopted without prior stockholder approval, the plan will expire unless ratified by stockholders within one year of its effective date.

As further described in the opinion of Delaware counsel, Richards, Layton & Finger, which is attached as Exhibit B, the limited "fiduciary out" contained in the second paragraph of the Company Policy is required under Delaware law to satisfy the fiduciary duties of the directors not to compromise their ability to act in the best interest of the corporation and its stockholders. This opinion states in relevant part,

---

to reflect adoption of the Company Policy. Upon revision, these guidelines will continue to be available on the Company's Internet website.

> "...it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement."

Given the conclusion of Delaware counsel that the fiduciary out in the Company Policy is required by Delaware law, the Board has implemented the Proposal to the maximum extent permitted by law and, as a result, has "substantially implemented" the Proposal.

In our view, the Company Policy is substantially identical to the policy statements of a number of other Delaware companies to which the Staff has granted no-action relief under Rule 14a-8(i)(10) in response to stockholder proposals substantively similar to the Proposal. For example, the Staff permitted Safeway, Inc. ("Safeway") to omit a stockholder proposal that is substantively similar to the Proposal, on the basis that it had been substantially implemented by Safeway by virtue of its adoption of a policy that is substantially identical to the Company Policy. Safeway, together with Delaware counsel, stated that the "fiduciary" limitation contained in its proposal is required by Delaware law, with the result that Safeway had implemented the proposal to the maximum extent permitted by law. The Staff did not object to the exclusion, noting that Safeway's board of directors had adopted a policy that required stockholder approval in order to adopt a rights plan. Safeway, Inc. (Apr. 1, 2004); *see also* ConAgra Foods, Inc. (July 1, 2004); Mattel Inc. (Mar. 24, 2004); The Boeing Co. (Mar. 15, 2004); 3M Co. (Feb. 17, 2004); Hewlett-Packard Co. (Dec. 24, 2003).

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(10). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,

Janet L. Fisher /RW

Janet L. Fisher

cc: Mr. John Chevedden
Frank L. Fernandez, Esq.

Attachments

Exhibit A

(Mr. John Chevedden's Letter and Proposal)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Robert Nardelli
Chairman
Home Depot, Inc. (HD)
2455 Paces Ferry Road
Atlanta, GA 30339
PH: 770-433-8211
FX: 770-431-2685

12-8-04 UPDATE

Dear Mr. Nardelli,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



November 10, 2004

John Chevedden
Shareholder

cc: Frank Fernandez
Corporate Secretary
PH: 770-433-8211
FX: 770-384-5552
FX: 770-384-2739

[December 8, 2004]

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock.

Even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are inserted):

- Our Director John Clendenin was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Clendenin chaired the Nomination Committee at Coca-Cola which received a TCL Board Composition grade of "F".
- Director Kenneth Langone was designated a "problem director" due to his involvement with the New York Stock Exchange Board during "Dick" Grasso's tenure.
- Director Claudio Gonzalez was designated a "problem director" because he chaired the Compensation Committee at Home Depot, which received a CEO Compensation rating of "F".
- Two "problem directors" each were allowed seats on our key Audit and Nomination Committees.

- The Corporate Library rated our company:
  - "F" in OVERALL RATING
  - "F" in Overall Board Effectiveness
  - "F" in Board Composition
  - "F" in CEO Compensation
- Our Lead Director had 26 years director tenure and was allowed to have a non-director link to our company – two independence concerns.
- Our full Board met only 5-times in a full year – commitment concern.

• Nine directors were allowed to hold from 4 to 10 director seats each – over-extension concern.
• 2002 CEO pay of $42 million including stock option grants.
Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
(If CEO pay is excessive – concern that our board is weak in its oversight of our CEO.)
• Plus CEO pay was grossed up for taxes.

Stock Value

If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

The above format is the format submitted and intended for publication. The company is requested not to toy with the margins and indentations.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Verification of stock ownership will be forwarded.

Exhibit B
(Delaware Counsel Opinion)

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

WILLIAM J. HAUBERT
DIRECTOR

DIRECT DIAL NUMBER
302-651-7559
HAUBERT@RLF.COM

January 21, 2005

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Home Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "2005 Proposal") submitted by Mr. John Chevedden (the "Proponent") that the Proponent intends to present at the 2005 annual meeting of the stockholders of the Company (the "2005 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on May 30, 2002 (the "Certificate of Incorporation");

(ii) the By-laws of the Company, as amended through August 6, 2004;

(iii) the letter (the "November 10, 2004 Letter"), dated November 10, 2004, as revised on December 8, 2004, from the Proponent, attaching the 2005 Proposal;

(iv) the 2003 Proxy Statement of the Company (the "2003 Proxy Statement"); and

(v) the 2004 Proxy Statement of the Company (the "2004 Proxy Statement").

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

In 2002, the Proponent submitted a proposal (the "2003 Proposal") for inclusion in the 2003 Proxy Statement for the Company's 2003 annual meeting of the stockholders of the Company (the "2003 Annual Meeting"). The 2003 Proposal provided, in pertinent part:

> This is to recommend that our Board of Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

The 2003 Proposal was included in the 2003 Proxy Statement and was adopted by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the 2003 Annual Meeting.

In 2003, the Proponent submitted a proposal (the "2004 Proposal") for inclusion in the 2004 Proxy Statement for the Company's 2004 annual meeting of the stockholders of the Company (the "2004 Annual Meeting"). The 2004 Proposal provided, in pertinent part:

> RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The 2004 Proposal was included in the 2004 Proxy Statement and was adopted by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the 2004 Annual Meeting.

Through the November 10, 2004 Letter, the Proponent submitted the 2005 Proposal which reads, in relevant part as follows:

> RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize

> this as corporate governance policy or bylaw consistent with the governing documents of our company.

The Board of Directors of the Company (the "Board") has adopted the following policy statement (the "Policy Statement") after consideration of the 2005 Proposal and the favorable stockholder vote received by each of the 2003 Proposal and the 2004 Proposal at the 2003 Annual Meeting and the 2004 Annual Meeting, respectively:

> The policy of the Board of Directors is that it will obtain prior stockholder approval of any stockholder rights plan, except in the limited circumstances described below. If the Board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties.
>
> The Board of Directors may adopt a stockholder rights plan without obtaining prior stockholder approval if the Board of Directors, including a majority of the independent members of the Board of Directors, determines that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer the effectiveness of a stockholder rights plan until stockholder approval may be obtained.
>
> If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year after the effective date of the stockholder rights plan. Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date.
>
> The Nominating and Corporate Governance Committee shall review this policy statement annually and recommend any appropriate changes for approval by the Board of Directors.

The Company is proposing to omit the 2005 Proposal from its proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has implemented the 2005 Proposal by the adoption of the Policy Statement. In this connection, you have requested our opinion as to whether it would be permissible for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions necessary for the Board (or any future board of directors of the Company) to act in a manner required by its fiduciary duties. For the reasons set forth below, it is our view that such a "fiduciary-out" from a commitment or requirement limiting the discretion of a board of directors with respect to a stockholder rights plan is required under the laws of the State of Delaware.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to redeem or submit all future stockholder rights plans to a vote of the corporation's stockholders without a fiduciary-out would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors, absent a provision to the contrary in the certificate of incorporation. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... at which ... shares may be acquired from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors...."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law. Cf. 8 Del. C. § 153(a) (Section 153(a) provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value hereof, as determined from time to time by the board of directors, or by stockholders if the certificate of incorporation so provides") (emphasis added).

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1992) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by board action, absent a contrary charter provision, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

The legislative history to Section 157 of the General Corporation Law confirms that, absent a contrary charter provision, the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (2004 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein")[3]; see also S. Samuel Arsht & Walter K. Stapleton,

[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-30 (emphasis added) (2003) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2003).[4] Adoption

[4] We are aware of the Court of Chancery opinion in In Re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), as well as the decision of the Delaware Court of Chancery in James v. Furman, C.A. No. 597-N (Del. Ch. Nov. 16, 2004), each of which underscored the role of the board of directors in implementing and maintaining a rights agreement. See e.g., James v. Furman, slip op. at 11 (holding that plaintiff's claim that the board of directors had impermissibly delegated to

of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2004-2 Supp.) (hereinafter, "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals).[5]

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" -- the "sale of [a] corporation" -- and, therefore, could not be

---

officers and counsel the authority to make changes to the terms of a rights plan and such changes were in violation of Section 157 was sufficient to survive a motion to dismiss). Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement -- which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

[5] In Hollinger Int'l, Inc. v. Conrad Black, C.A. No. 183-N (Del. Ch. Feb. 26, 2004), the Court of Chancery held that a stockholder-adopted bylaw amendment which disbanded most of the committees of the board of directors of Hollinger International Inc. did not violate Section 141(a) of the General Corporation Law. The Court found that Section 109 of the General Corporation Law (which expressly provides stockholders with the authority to amend a corporation's bylaws) when read together with Section 141(c)(2) (which expressly provides for the regulation of board committees through the adoption of bylaws) permitted the stockholder-adopted bylaw at issue. We do not believe that the Hollinger decision permits stockholders to make decisions in areas such as the adoption of rights plans pursuant to Section 157 of the General Corporation Law, which is specifically reserved to the Board of Directors by statute, unless otherwise provided by the certificate of incorporation.

substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev., 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The sale of a corporation also is implicated when a corporation adopts a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, requiring a board to redeem or submit to a stockholder vote a future rights plan within four months of its adoption by the board would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. Oracle's 18-month hostile offer for PeopleSoft Inc. demonstrates that any requirement that a board redeem or submit a rights plan to a stockholder vote within four months of its adoption by the board would significantly reduce the board's ability to respond for the duration of a significant, persistent threat.

The "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board is faced with a persistent threat and the corporation's stockholders vote down the stockholder rights plan before the threat has been eliminated, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ] stockholders, from [ ] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

A requirement that the Board submit the adoption, maintenance or extension of a stockholder rights plan to a stockholder vote, in all cases and without exception, whether before or after adoption of the plan by the Board, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigueur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Since submitting the question of whether to adopt or maintain a stockholder rights plan to a stockholder vote in such circumstances could impose substantial loss of control, the Board could have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively, to react expeditiously and to maintain its defensive devices could be critical to discharging their fiduciary duties.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without a fiduciary-out would significantly limit the ability of the Board (and the ability of all future boards of directors of the Company) to fulfill its fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

WJH/LRS

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 18, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request, Supplement 1
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: John Chevedden

Ladies and Gentlemen:

Although the company cites Raytheon Co. (Jan. 26, 2005) the Raytheon case was decided without consideration of the proponent's key January 14, 2005 rebuttal letter. The Staff has been asked to consider the January 14, 2005 rebuttal letter in a January 31, 2005 letter regarding Raytheon.

The proposal to Raytheon is essentially the same proposal in which concurrence to various companies was <u>not</u> granted in:

Allegheny Energy, Inc. (January 17, 2005)
The Boeing Company (January 17, 2005)
PG&E Corporation (January 21, 2005)
AT&T Corporation (January 24, 2005)

In each of these cases, in contrast to Raytheon Co. (Jan. 26, 2005), the shareholder's key rebuttal letter was considered.

The following is from the January 14, 2005 rebuttal regarding Raytheon: Raytheon seems confused or is disingenuous on its own policy. On page 2 [of the company no action request, exhibit attached] the company quote from its policy allows a poison pill to "expire" without a vote. Then on page 5 the company states: "Raytheon's Policy explicitly *requires* the Raytheon Board to obtain *shareholder approval* of any shareholder rights plan, no later than one year after adoption" (end of paragraph). Then on page 6 the company appears to reaffirm page 5 with "Raytheon's Policy differs from the Proponent's Proposal only in a detail – the specific time from within which *shareholders must ratify* any plan adopted without their prior approval." Disingenuously there is no mention of the page 2 loophole of expiring without a vote in spite of the text morphing into a "must ratify" guise on page 5 and 6 (emphasis added in this paragraph).

Raytheon's duplicity on whether there is an automatic pill expiration or a compulsory vote directly undermines the argument in the Home Depot February 15, 2005 letter.

Furthermore there seems to be a fundamental contradiction if the proposal to Home Depot calling for a vote is purportedly implemented by a policy that allows absolutely no vote whatsoever.

The text in the company policy provides a loophole to avoid any shareholder vote whosoever. The loophole is: "If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year ... Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date." In other words the "plan will expire" after it has served its regressive purpose of isolating management from a shareholder vote during the critical time period.

Voting is arguably the most important way that shareholders can participate in a company. Furthermore the company has adopted a freeze-out on voting on perhaps the most important topic that could be submitted to shareholders for a vote – whether or not their shares will be sold.

The company fails to note that according to Rule 14a-8(i)(3) the company could object to the rule 14a-8 proposal text – citing the key distinction between a vote within 4-months contrasted with a 12-month delay – as false and misleading. The company's aggressive no action request uncharacteristically failed to object on this key point.

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden, Shareholder

cc: Frank Fernandez

EXPLICITLY EXPIRES

The Company Has Already Substantially Implemented the Proposal and Therefore It Should Be Excluded.

I. Background

In each of the last five years, Raytheon has received and included in its annual meeting proxy statements shareholder proposals submitted by John Chevedden on behalf of himself or a relative, concerning the adoption of shareholder rights plans or "poison pills."

Prior to the 2004 annual meeting, Raytheon's Board of Directors (the "Raytheon Board") voted to terminate Raytheon's existing shareholder rights plan as of March 1, 2004. As a result, Raytheon has not had a shareholder rights plan since that date.

At Raytheon's 2004 annual meeting, the following proposal (the "2004 Proposal"), also submitted by the Proponent, was approved by holders of a majority of Raytheon's shares voting on the 2004 Proposal:

"RESOLVED: Shareholders request that our Directors increase shareholders rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

In October 2004, the Raytheon Board approved a formal policy concerning the adoption of any future shareholder rights plan by Raytheon (the "Policy"). The Policy commits the Raytheon Board to obtain shareholder approval prior to adopting a shareholder rights plan, unless the Raytheon Board, in the exercise of its fiduciary duties, determines that, under the circumstances then existing, it would be in the best interest of Raytheon and its shareholders to adopt a rights plan without prior shareholder approval. If a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders.

Raytheon announced the adoption of the Policy by press release on November 2, 2004. At the time of adoption of the Policy, the Raytheon Board amended Raytheon's Governance Principles, which are publicly available on Raytheon's website, to include this Policy.

Raytheon issued a press release announcing the adoption of this Policy at approximately 9:30 a.m. E.T. on November 2, 2004. The Proponent's first version of the Proposal, attached to this letter as Exhibit B, was received by Raytheon at approximately 7:00 p.m. E.T. on November 2, 2004. On November 24, 2004, the Proponent submitted the current Proposal, which is almost identical in text to the first version and apparently intended to supersede the first version.

REQUIRES SHAREHOLDER APPROVAL

The Policy fully implements the Proponent's 2004 Proposal and satisfies any reasonable definition of a rights plan shareholder approval policy, as demonstrated by the precedents cited above. By focusing on a detail of timing, the Proponent seems motivated solely by the desire to see his Proposal in the 2005 Proxy Materials. Moreover, to require that shareholder ratification occur within four months could require the calling of a special shareholder meeting, with attendant expense, and might not even be feasible in all cases due to requirements under the SEC's proxy rules. (See *Praxair, Inc.*, December 23, 2003.) In any event, whether to incur the expense of calling a special meeting when the shareholders are in effect assured of a vote no later than the next annual meeting is a detail properly within the discretion of the Board.

Raytheon believes that the current facts are clearly distinguishable from shareholder proposals regarding rights plans which the Staff has previously declined to concur could be excluded as "substantially implemented." In *3M Co.* (Jan. 28, 2003) and *Sabre Holdings Corp.* (Mar. 20, 2003), those companies' policies, unlike Raytheon's Policy, did not require subsequent shareholder approval of shareholder rights plans that their boards had adopted. See *Sabre Holdings Corp.* (company's policy did not contemplate that shareholder approval could follow the adoption of a rights plan); *3M Co.* (company not required to obtain shareholder approval at all, if the board of directors determined that prompt adoption was in the best interests of the shareholders). Raytheon's Policy explicitly requires the Raytheon Board to obtain shareholder approval of any shareholder rights plan, no later than one year after adoption.

The Raytheon Board instituted a Policy that is directly responsive to the Proponent's 2004 Proposal on rights plans, yet the Proponent has disregarded this and filed the current Proposal. Moreover, the Proponent filed the current Proposal within hours after Raytheon published its press release announcing the adoption of its Policy. In addition, members of Raytheon's management have spoken with the Proponent on several occasions regarding the Policy and its responsiveness to the 2004 Proposal and the Proposal. The Proponent has responded only by filing multiple duplicate proposals, which strongly resemble each other, as well as the 2004 Proposal. We draw your attention to the Supporting Statement of all of these proposals, which consist of essentially identical blurbs critical of "poison pills."

In fact, the Supporting Statement for a separate shareholder proposal received by Raytheon for inclusion in the 2005 Proxy Materials (also submitted by John Chevedden) specifically concedes that "Hopefully our Board will follow the precedent it took regarding the poison pill. Raytheon dropped its Poison Pill - as shareholders have urged for the last four years according to *Aviation Week*, March 8, 2004." With this statement, the Proponent acknowledges that Raytheon's adoption of the Policy was directly responsive to his and other shareholders' concerns.

REQUIRES SHAREHOLDER APPROVAL ?

III. Conclusion

Despite Raytheon's good faith efforts to adopt a policy which implements the Proponent's 2004 Proposal, as approved by Raytheon's shareholders at the 2004 annual meeting, the Proponent is now seeking to have a substantially similar proposal presented to Raytheon's shareholders for a vote.

Raytheon has already adopted a Policy that requires shareholder approval in adopting any "poison pills." Raytheon's Policy differs from the Proponent's Proposal only in a detail - the specific time frame within which shareholders must ratify any plan adopted without their prior approval. On that, the Policy requires ratification within twelve months, consistent with precedent and with any reasonable expectation for such a policy. As a result, Raytheon believes that Proponent's Proposal has been "substantially implemented" and so may be omitted from Raytheon's 2005 Proxy Materials. Accordingly, we request the concurrence of the Staff that it will not recommend enforcement action against Raytheon, should it omit the Proposal from the 2005 Proxy Materials.

If you have any questions regarding this matter or require any additional information, please contact the undersigned at 781-522-3038 or Jane Freedman at 781-522-3036. If the Staff disagrees with any of the conclusions set forth above, please contact the undersigned prior to the issuance of a written response. Please be advised that Raytheon intends to mail its definitive proxy materials to shareholders around March 24, 2005, and that it will therefore be sending these materials to a financial printer not later than March 16, 2005.

Very truly yours,



John W. Kapples

cc: Ray T. Chevedden
John Chevedden
Jay B. Stephens, Senior Vice President and General Counsel
Jane E. Freedman, Senior Counsel

[December 8, 2004]

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock.

Even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are inserted):

- Our Director John Clendenin was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Clendenin chaired the Nomination Committee at Coca-Cola which received a TCL Board Composition grade of "F".
- Director Kenneth Langone was designated a "problem director" due to his involvement with the New York Stock Exchange Board during "Dick" Grasso's tenure.
- Director Claudio Gonzalez was designated a "problem director" because he chaired the Compensation Committee at Home Depot, which received a CEO Compensation rating of "F".
- Two "problem directors" each were allowed seats on our key Audit and Nomination Committees.

- The Corporate Library rated our company:
  - "F" in OVERALL RATING
  - "F" in Overall Board Effectiveness
  - "F" in Board Composition
  - "F" in CEO Compensation
- Our Lead Director had 26 years director tenure and was allowed to have a non-director link to our company – two independence concerns.
- Our full Board met only 5-times in a full year – commitment concern.

• Nine directors were allowed to hold from 4 to 10 director seats each – over-extension concern.
• 2002 CEO pay of $42 million including stock option grants.
Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
(If CEO pay is excessive – concern that our board is weak in its oversight of our CEO.)
• Plus CEO pay was grossed up for taxes.

Stock Value
If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

The above format is the format submitted and intended for publication. The company is requested not to toy with the margins and indentations.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

The Home Depot, Inc. (HD)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: John Chevedden

Ladies and Gentlemen:

This shareholder proposal reads the same as the proposal in The Boeing Company (January 17, 2005) in which Boeing did not receive Staff concurrence:
RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

The Staff Response Letter in Boeing stated:
"We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10)."

The next paragraph of this proposal is similar to the propsal submitted to Boeing:
"I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock."

The company apparently accepts without objection the second paragraph of the proposal regarding the "material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote." According to rule 14a-8 the company has the right to challenge the accuracy of rule 14a-8 proposal text and the company has not done so with the second paragraph.

I believe that it may be critically inconsistent for a company to claim that it has "substantially implemented" a proposal after it implicitly accepts a "material difference" between the proposal and its current "Policy."

Furthermore there seems to be a fundamental contradiction if a proposal calling for a vote is purportedly implemented by a policy that allows absolutely no vote whatsoever.

Voting is arguably the most important way that shareholders can participate in a company. Furthermore the company has adopted a freeze-out on voting on perhaps the most important topic that could be submitted to shareholders for a vote – whether or not their shares will be sold.

The text in the company policy provides a loophole to avoid any shareholder vote whosoever. The loophole is: "If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year ... Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date." In other words the "plan will expire" after it has served its regressive purpose of isolating management from a shareholder vote during the critical time period.

There is a substantial difference between the text of this proposal to the company for the 2005 annual meeting and the 6 company-cited old proposals starting with Safeway, Inc. (Apr. 1, 2004). The proposals starting with Safeway were all similar to the old proposal to the Hewlett-Packard Company (December 24, 2003):
"RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote. Also once this proposal is adopted, dilution or removal of this proposal is requested to be submitted to a shareholder vote at the earliest next shareholder election. Directors have discretion in responding to shareholder votes."

The company and its second opinion, loaded with limitations and complexities, fails to focus on why the company is purportedly stranded where it is now and could not move further in the direction of the shareholder proposal and still be consistent with "fiduciary duty."

The company argument, including a second opinion, is ambiguous or unfinished by failing to explain whether Delaware law would preclude a shareholder vote on a poison pill after it is approved "by a majority of the independent members of the Board."

In conclusion the Staff Response Letter regarding the same proposal text in The Boeing Company (January 17, 2005) stated:
"We are unable to concur in your view that Boeing may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Boeing may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10)."

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Frank Fernandez

[December 8, 2004]
3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock.

Even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

Pills Entrench Current Management

"Poison pills … prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are inserted):

- Our Director John Clendenin was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Clendenin chaired the Nomination Committee at Coca-Cola which received a TCL Board Composition grade of "F".
- Director Kenneth Langone was designated a "problem director" due to his involvement with the New York Stock Exchange Board during "Dick" Grasso's tenure.
- Director Claudio Gonzalez was designated a "problem director" because he chaired the Compensation Committee at Home Depot, which received a CEO Compensation rating of "F".
- Two "problem directors" each were allowed seats on our key Audit and Nomination Committees.

- The Corporate Library rated our company:
  - "F" in OVERALL RATING
  - "F" in Overall Board Effectiveness
  - "F" in Board Composition
  - "F" in CEO Compensation
- Our Lead Director had 26 years director tenure and was allowed to have a non-director link to our company – two independence concerns.
- Our full Board met only 5-times in a full year – commitment concern.

• Nine directors were allowed to hold from 4 to 10 director seats each – over-extension concern.
• 2002 CEO pay of $42 million including stock option grants.
Source: http://www.aflcio.org/corporateamerica/paywatch/ceou/database.cfm
(If CEO pay is excessive – concern that our board is weak in its oversight of our CEO.)
• Plus CEO pay was grossed up for taxes.

Stock Value

If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

The above format is the format submitted and intended for publication. The company is requested not to toy with the margins and indentations.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

CLEARY GOTTLIEB STEEN & HAMILTON LLP

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
(212) 225-2000
FACSIMILE (212) 225-3999
WWW.CLEARYGOTTLIEB.COM

WASHINGTON, DC • PARIS • BRUSSELS
LONDON • MOSCOW • FRANKFURT • COLOGNE
ROME • MILAN • HONG KONG • TOKYO

Writer's Direct Dial: (212) 225-2472
E-Mail: jfisher@cgsh.com

January 21, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0402

Re: The Home Depot, Inc. – Stockholder Proposal of Mr. John Chevedden

Ladies and Gentlemen:

We are writing on behalf of our client, The Home Depot, Inc. (the "Company"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Company's intention to exclude a stockholder proposal from the Company's proxy materials for its 2005 Annual Meeting of Stockholders (the "2005 Proxy Materials"). Mr. John Chevedden (the "Proponent") submitted the proposal (the "Proposal"), which is attached as Exhibit A.

In accordance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby respectfully request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal is omitted from the 2005 Proxy Materials. Pursuant to Rule 14a-8(j), enclosed are six copies of this letter and its attachments. A copy of this letter and its attachments are being mailed on this date to the Proponent in accordance with Rule 14a-8(j), informing him of the Company's intention to omit the Proposal from the 2005 Proxy Materials. The Company intends to begin distribution of its definitive 2005 Proxy Materials on or about

April 11, 2005. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2005 Proxy Materials with the Securities and Exchange Commission.

In each of the past two years, the Company has received and included in its annual meeting proxy statements stockholder proposals relating to the use of stockholder rights plans, or "poison pills." These proposals expressed concern about the use of such plans and requested the Board of Directors of the Company (the "Board") to seek stockholder approval for the Company's use of a stockholder rights plan. These prior proposals were approved by 67.0% and 64.5% of the votes cast in 2004 and 2003, respectively.

Although the Company does not currently have a stockholder rights plan in place and has no current intention of adopting such a plan, the Board considered these concerns and adopted a policy statement on stockholder rights plans on January 20, 2005 (the "Company Policy"), which reads as follows:

> "The policy of the Board of Directors is that it will obtain prior stockholder approval of any stockholder rights plan, except in the limited circumstances described below. If the Board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties.
>
> The Board of Directors may adopt a stockholder rights plan without obtaining prior stockholder approval if the Board of Directors, including a majority of the independent members of the Board of Directors, determines that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer the effectiveness of a stockholder rights plan until stockholder approval may be obtained.
>
> If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year after the effective date of the stockholder rights plan. Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date.
>
> The Nominating and Corporate Governance Committee shall review this policy statement annually and recommend any appropriate changes for approval by the Board of Directors.[1]

[1] As disclosed in the Form 8-K, dated January 20, 2005, and filed on January 21, 2005, to report the Board's adoption of the Company Policy, the Company's Corporate Governance Guidelines will be revised

As a result of the Company's adoption of this policy, it is the Company's view that the Proposal may be properly omitted in accordance with Rule 14a-8(i)(10) because the Proposal has been substantially implemented. Rule 14a-8(i)(10) permits a company to omit a proposal if it is "already substantially implemented." To be omitted under this rule, the proposal need not be implemented in full or precisely as presented by the Proponent. Instead, the standard is one of substantial implementation. *See* Rel. No. 34-20091 (Aug. 16, 1983). In previous no-action letters, the Staff has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." *See* Texaco Inc. (Mar. 28, 1991). Proposals have been considered substantially implemented where companies have implemented part, but not all, of a multi-pronged proposal. *See* Columbia/HCA Healthcare Corp. (Feb. 18, 1998). In other words, a proposal may be excluded as substantially implemented so long as a company's actions satisfactorily address the underlying concern of the proposal.

We believe that the Company Policy "substantially implements" the Proposal and renders it moot. Specifically, the Proposal states:

> "RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company."

While the Proposal requests post-adoption redemption or stockholder approval after a poison pill is adopted, the Company Policy requires *prior* stockholder approval unless the Board determines that adoption of a stockholder rights plan is required by the fiduciary requirements of Delaware law. The Company Policy also provides for additional protection for stockholders by requiring that any determination by the Board not to defer adoption of a plan until stockholder approval can be obtained, include a majority of the Company's independent directors. The Company Policy will also be reviewed annually by the Nominating and Corporate Governance Committee of the Board. In addition, the "fiduciary out" is further limited in that the Company Policy requires that if a plan is adopted without prior stockholder approval, the plan will expire unless ratified by stockholders within one year of its effective date.

As further described in the opinion of Delaware counsel, Richards, Layton & Finger, which is attached as Exhibit B, the limited "fiduciary out" contained in the second paragraph of the Company Policy is required under Delaware law to satisfy the fiduciary duties of the directors not to compromise their ability to act in the best interest of the corporation and its stockholders. This opinion states in relevant part,

---

to reflect adoption of the Company Policy. Upon revision, these guidelines will continue to be available on the Company's Internet website.

> "...it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement."

Given the conclusion of Delaware counsel that the fiduciary out in the Company Policy is required by Delaware law, the Board has implemented the Proposal to the maximum extent permitted by law and, as a result, has "substantially implemented" the Proposal.

In our view, the Company Policy is substantially identical to the policy statements of a number of other Delaware companies to which the Staff has granted no-action relief under Rule 14a-8(i)(10) in response to stockholder proposals substantively similar to the Proposal. For example, the Staff permitted Safeway, Inc. ("Safeway") to omit a stockholder proposal that is substantively similar to the Proposal, on the basis that it had been substantially implemented by Safeway by virtue of its adoption of a policy that is substantially identical to the Company Policy. Safeway, together with Delaware counsel, stated that the "fiduciary" limitation contained in its proposal is required by Delaware law, with the result that Safeway had implemented the proposal to the maximum extent permitted by law. The Staff did not object to the exclusion, noting that Safeway's board of directors had adopted a policy that required stockholder approval in order to adopt a rights plan. Safeway, Inc. (Apr. 1, 2004); *see also* ConAgra Foods, Inc. (July 1, 2004); Mattel Inc. (Mar. 24, 2004); The Boeing Co. (Mar. 15, 2004); 3M Co. (Feb. 17, 2004); Hewlett-Packard Co. (Dec. 24, 2003).

For the foregoing reasons, the Company believes it may properly exclude the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(10). Accordingly, the Company respectfully requests that the Staff not recommend enforcement action if the Company omits the Proposal from its 2005 Proxy Materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a Rule 14a-8 response. The Proponent is requested to copy the undersigned on any response it may choose to make to the Staff.

If you have any questions or need any further information, please call the undersigned at (212) 225-2472.

Very truly yours,



Janet L. Fisher

cc: Mr. John Chevedden
Frank L. Fernandez, Esq.

Attachments

Exhibit A

(Mr. John Chevedden's Letter and Proposal)

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

Mr. Robert Nardelli
Chairman
Home Depot, Inc. (HD)
2455 Paces Ferry Road
Atlanta, GA 30339
PH: 770-433-8211
FX: 770-431-2685

12-8-04 UPDATE
[signature]

Dear Mr. Nardelli,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

[signature]

John Chevedden
Shareholder

November 10, 2004

cc: Frank Fernandez
Corporate Secretary
PH: 770-433-8211
FX: 770-384-5552
FX: 770-384-2739

[December 8, 2004]

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective through an entire proxy contest. This can result in us as shareholders losing a profitable offer for our stock.

Even if a special election would be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

Pills Entrench Current Management

"Poison pills ... prevent shareholders, and the overall market, from exercising their right to discipline management by turning it out. They entrench the current management, even when it's doing a poor job. They water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

Progress Begins with a First Step

I believe the reason to take the above RESOLVED step is reinforced by our directors' vulnerability when compared to best practices in corporate governance. For instance in 2004 it was reported (and concerns are inserted):

- Our Director John Clendenin was designated a "problem director" by The Corporate Library (TCL), an independent investment research firm in Portland, Maine. Reason: Mr. Clendenin chaired the Nomination Committee at Coca-Cola which received a TCL Board Composition grade of "F".
- Director Kenneth Langone was designated a "problem director" due to his involvement with the New York Stock Exchange Board during "Dick" Grasso's tenure.
- Director Claudio Gonzalez was designated a "problem director" because he chaired the Compensation Committee at Home Depot, which received a CEO Compensation rating of "F".
- Two "problem directors" each were allowed seats on our key Audit and Nomination Committees.

- The Corporate Library rated our company:
  - "F" in OVERALL RATING
  - "F" in Overall Board Effectiveness
  - "F" in Board Composition
  - "F" in CEO Compensation
- Our Lead Director had 26 years director tenure and was allowed to have a non-director link to our company – two independence concerns.
- Our full Board met only 5-times in a full year – commitment concern.

• Nine directors were allowed to hold from 4 to 10 director seats each – over-extension concern.
• 2002 CEO pay of $42 million including stock option grants.
Source: http://www.aficio.org/corporateamerica/paywatch/ceou/database.cfm
(If CEO pay is excessive – concern that our board is weak in its oversight of our CEO.)
• Plus CEO pay was grossed up for taxes.

Stock Value
If a poison pill makes our stock difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:
John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

The above format is the format submitted and intended for publication. The company is requested not to toy with the margins and indentations.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Verification of stock ownership will be forwarded.

Exhibit B
(Delaware Counsel Opinion)

RICHARDS, LAYTON & FINGER
A PROFESSIONAL ASSOCIATION
ONE RODNEY SQUARE
920 NORTH KING STREET
WILMINGTON, DELAWARE 19801
(302) 651-7700
FAX (302) 651-7701
WWW.RLF.COM

WILLIAM J. HAUBERT
DIRECTOR

DIRECT DIAL NUMBER
302-651-7559
HAUBERT@RLF.COM

January 21, 2005

The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, GA 30339

Ladies and Gentlemen:

We have acted as special Delaware counsel to The Home Depot, Inc., a Delaware corporation (the "Company"), in connection with a proposal (the "2005 Proposal") submitted by Mr. John Chevedden (the "Proponent") that the Proponent intends to present at the 2005 annual meeting of the stockholders of the Company (the "2005 Annual Meeting"). In this connection, you have requested our opinion as to a certain matter of Delaware law.

For the purpose of rendering our opinion as stated herein, we have been furnished and have reviewed the following documents:

(i) the Amended and Restated Certificate of Incorporation of the Company as filed with the Secretary of State of the State of Delaware on May 30, 2002 (the "Certificate of Incorporation");

(ii) the By-laws of the Company, as amended through August 6, 2004;

(iii) the letter (the "November 10, 2004 Letter"), dated November 10, 2004, as revised on December 8, 2004, from the Proponent, attaching the 2005 Proposal;

(iv) the 2003 Proxy Statement of the Company (the "2003 Proxy Statement"); and

(v) the 2004 Proxy Statement of the Company (the "2004 Proxy Statement").

With respect to the foregoing documents, we have assumed: (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations, of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; and (c) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For the purpose of rendering our opinion as expressed herein, we have not reviewed any document other than the documents set forth above, and, we assume there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein. We have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

BACKGROUND

In 2002, the Proponent submitted a proposal (the "2003 Proposal") for inclusion in the 2003 Proxy Statement for the Company's 2003 annual meeting of the stockholders of the Company (the "2003 Annual Meeting"). The 2003 Proposal provided, in pertinent part:

> This is to recommend that our Board of Directors not adopt, maintain or extend any poison pill unless such adoption, maintenance or extension is submitted to a shareholder vote.

The 2003 Proposal was included in the 2003 Proxy Statement and was adopted by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the 2003 Annual Meeting.

In 2003, the Proponent submitted a proposal (the "2004 Proposal") for inclusion in the 2004 Proxy Statement for the Company's 2004 annual meeting of the stockholders of the Company (the "2004 Annual Meeting"). The 2004 Proposal provided, in pertinent part:

> RESOLVED: Shareholders request that our Directors increase shareholder rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible shareholder election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election.

The 2004 Proposal was included in the 2004 Proxy Statement and was adopted by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the 2004 Annual Meeting.

Through the November 10, 2004 Letter, the Proponent submitted the 2005 Proposal which reads, in relevant part as follows:

> RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize

> this as corporate governance policy or bylaw consistent with the governing documents of our company.

The Board of Directors of the Company (the "Board") has adopted the following policy statement (the "Policy Statement") after consideration of the 2005 Proposal and the favorable stockholder vote received by each of the 2003 Proposal and the 2004 Proposal at the 2003 Annual Meeting and the 2004 Annual Meeting, respectively:

> The policy of the Board of Directors is that it will obtain prior stockholder approval of any stockholder rights plan, except in the limited circumstances described below. If the Board of Directors adopts a stockholder rights plan, it will do so after careful deliberation and in the exercise of its fiduciary duties.
>
> The Board of Directors may adopt a stockholder rights plan without obtaining prior stockholder approval if the Board of Directors, including a majority of the independent members of the Board of Directors, determines that, based on then prevailing circumstances, it would be detrimental to the Company and not in the best interests of the Company's stockholders to defer the effectiveness of a stockholder rights plan until stockholder approval may be obtained.
>
> If a stockholder rights plan is adopted without prior stockholder approval, the plan must be ratified by stockholders within one year after the effective date of the stockholder rights plan. Absent such ratification, the stockholder rights plan will expire on the first anniversary of its effective date.
>
> The Nominating and Corporate Governance Committee shall review this policy statement annually and recommend any appropriate changes for approval by the Board of Directors.

The Company is proposing to omit the 2005 Proposal from its proxy materials for the 2005 Annual Meeting under Rule 14a-8(i)(10) promulgated under the Securities Exchange Act of 1934, as amended ("Rule 14a-8(i)(10)"). Rule 14a-8(i)(10) provides that a corporation may exclude a stockholder proposal if the proposal has been substantially implemented by the corporation. We understand that the Company believes that it has implemented the 2005 Proposal by the adoption of the Policy Statement. In this connection, you have requested our opinion as to whether it would be permissible for the Board to purport to bind itself (or any future board of directors of the Company) with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions necessary for the Board (or any future board of directors of the Company) to act in a manner required by its fiduciary duties. For the reasons set forth below, it is our view that such a "fiduciary-out" from a commitment or requirement limiting the discretion of a board of directors with respect to a stockholder rights plan is required under the laws of the State of Delaware.

DISCUSSION

In our view, any commitment by a board of directors of a Delaware corporation to redeem or submit all future stockholder rights plans to a vote of the corporation's stockholders without a fiduciary-out would be impermissible under the laws of the State of Delaware.

Sections 157 and 141(a) of the General Corporation Law of the State of Delaware (the "General Corporation Law") provide the statutory authority for a Delaware corporation to adopt a stockholder rights plan. Section 157 of the General Corporation Law provides, in pertinent part:

> (a) Subject to any provisions in the certificate of incorporation, every corporation may create and issue, whether or not in connection with the issue and sale of any shares of stock or other securities of the corporation, rights or options entitling the holders thereof to purchase from the corporation any shares of its capital stock of any class or classes, such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors.
>
> (b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the board of directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

8 Del. C. § 157. Section 157 of the General Corporation Law provides the board of directors of a Delaware corporation with the authority to adopt and maintain a stockholder rights plan. See Moran v. Household Int'l, Inc., 500 A.2d 1346, 1356 (Del. 1985) ("The directors adopted the [Rights] Plan pursuant to statutory authority in 8 Del. C. §§ 141, 151 & 157."); Loventhal Account v. Hilton Hotels Corp., C.A. No. 17803, slip op. at 12 (Del. Ch. Oct. 10, 2000), aff'd, 780 A.2d 245, 249 (Del. 2001) ("As Moran clearly held, the power to issue the Rights to purchase the Preferred Shares is conferred by 8 Del. C. § 157.").

As noted by the Delaware Supreme Court in Moran, the authority of a board of directors to adopt a stockholders rights plan is derived not only from Section 157 but also from Section 141(a) of the General Corporation Law. Section 141(a) of the General Corporation Law provides, in pertinent part:

> The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation. If any such provision is made in the certificate of incorporation, the powers and duties conferred or imposed upon the board of directors by this chapter shall be exercised or performed to such extent and by such person or persons as shall be provided in the certificate of incorporation.

8 Del. C. § 141(a). Thus, Section 141(a) of the General Corporation Law provides that unless otherwise provided in a corporation's certificate of incorporation, directors manage the business and affairs of Delaware corporations. See, e.g., Lehrman v. Cohen, 222 A.2d 800, 808 (Del. 1966). The Certificate of Incorporation does not provide for the management of the Company by persons other than by directors. Thus, the Board possesses the full power and authority to manage the business and affairs of the Company under the General Corporation Law.

By virtue of Section 141(a), "[a] cardinal precept of the General Corporation Law ... is that directors, rather than shareholders, manage the business and affairs of the corporation." Aronson v. Lewis, 473 A.2d 805, 811 (Del. 1984); see also Maldonado v. Flynn, 413 A.2d 1251, 1255 (Del. Ch. 1980), rev'd on other grounds sub nom. Zapata Corp. v. Maldonado, 430 A.2d 779 (Del. 1981) ("[T]he board of directors of a corporation, as the repository of the power of corporate governance, is empowered to make the business decisions of the corporation. The directors, not the stockholders, are the managers of the business affairs of the corporation."). This principle that directors rather than stockholders manage the business and affairs of corporations has long been recognized in Delaware. Thus, in Abercrombie v. Davies, 123 A.2d 893, 898 (Del. Ch. 1956), rev'd on other grounds, 130 A.2d 338 (Del. 1957), the Court of Chancery stated that "there can be no doubt that in certain areas the directors rather than the stockholders or others are granted the power by the state to deal with questions of management policy." While the courts have found some room for delegation of managerial authority in the language of Section 141(a) itself, directors can neither delegate a function specifically conferred on directors by statute nor substantially limit their freedom with respect to matters of management policy.

Section 157 of the General Corporation Law confers the power to adopt a rights plan exclusively on a corporation's board of directors, absent a provision to the contrary in the certificate of incorporation. The various subsections of Section 157 confirm this result. Subsection 157(a) provides that "rights or options to be evidenced by or in such instrument or instruments as shall be approved by the board of directors." 8 Del. C. §157(a) (emphasis added). Subsection 157(b) provides that "[t]he terms ... at which ... shares may be acquired from the corporation upon the exercise of any such right ... shall be such as shall be stated ... in a resolution adopted by the board of directors...."[1] See 8 Del. C. § 157(b) (emphasis added). Subsection 157(b) further provides that "[i]n the absence of actual fraud in the transaction, the judgment of the directors as to the consideration ... for the issuance of such rights or options shall be conclusive." See 8 Del. C. § 157(b) (emphasis added). Indeed, stockholders are nowhere mentioned in Section 157 of the General Corporation Law. Cf. 8 Del. C. § 153(a) (Section 153(a) provides that "[s]hares of stock with par value may be issued for such consideration, having a value not less than the par value hereof, as determined from time to time by the board of directors, or by stockholders if the certificate of incorporation so provides") (emphasis added).

It is well-settled under Delaware law that words excluded from a statute must be presumed to have been excluded for a purpose. In re Adoption of Swanson, 623 A.2d 1095, 1097 (Del. 1992) ("A court may not engraft upon a statute language which has been clearly excluded therefrom."). "[The] role [of] judges is limited to applying the statute objectively and not revising it." Fid. & Deposit Co. v. State of Delaware Dep't of Admin. Serv., 830 A.2d 1224, 1228 (Del. Ch. 2003). Since the legislature did not provide for any means by which a corporation may authorize the terms and conditions of a stockholders rights plan other than by board action, absent a contrary charter provision, it must be presumed that only directors may authorize the creation of rights pursuant to a stockholders rights plan.[2]

The legislative history to Section 157 of the General Corporation Law confirms that, absent a contrary charter provision, the power to adopt a stockholders rights plan is a function specifically reserved to a board of directors by statute. Indeed, the Official Comment to Section 157 of the General Corporation Law provides that "the terms of the rights ... must be established by the board of directors." 2 R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations & Business Organizations, at V-38.2 (2004 Supp.) (emphasis added) (hereinafter "Balotti & Finkelstein")[3]; see also S. Samuel Arsht & Walter K. Stapleton,

[1] Section 157(b) also provides that the power to issue rights may be conferred by a corporation's certificate of incorporation. The Certificate of Incorporation does not contain such authorization and, therefore, this power is not relevant for our purposes.

[2] Subsection 157(c) of the General Corporation Law also compels the result that only directors may adopt a stockholders rights plan. Section 157(c) expressly addresses the issue of the ability of a board to delegate certain functions to officers in connection with the creation and issuance of rights. Section 157(c) does not provide for the delegation of any functions to stockholders in connection with the issuance of rights. It must be presumed under the rules of statutory construction that if the legislature expressly provided for the delegation of certain authority to officers, the legislature knew how to allow for the delegation of authority and, therefore, did not intend to permit delegation of such authority to stockholders. 2A Norman J. Singer, Statutes & Statutory Construction § 546.05, at 154 (2000).

[3] Messrs. Balotti & Finkelstein are directors of Richards, Layton & Finger, P.A.

Analysis of the 1967 General Corporation Law 330 (Prentice-Hall 1976) ("Unless otherwise provided in the certificate of incorporation, the directors remain authorized to issue rights ... on such terms and conditions as they deem proper.") (emphasis added). Finally, at least one commentator has observed that the directors' duty to set the terms of a stockholders rights plan extends to the "exercise [of] final authority" to adopt the plan. 1 David A. Drexler et al., Delaware Corporate Law & Practice, § 17.06, at 17-30 (emphasis added) (2003) (hereinafter "Drexler"). Accordingly, adoption of a stockholders rights plan is a power specifically conferred on a board of directors by statute.

The Delaware courts have repeatedly held that a board may not delegate a function specifically assigned to directors by statute. See, e.g., Jackson v. Turnbull, C.A. No. 13042, slip op. at 10 (Del. Ch. Feb. 8, 1994), aff'd, 653 A.2d 306 (Del. 1994) (finding that a board cannot delegate its authority to set the amount of consideration to be received in a merger approved pursuant to Section 251(b) of the General Corporation Law); Smith v. Van Gorkom, 488 A.2d 858, 888 (Del. 1985) (finding that a board cannot delegate to stockholders the responsibility under Section 251 of the General Corporation Law to determine that a merger agreement is advisable); Field v. Carlisle Corp., 68 A.2d 817, 820 (Del. Ch. 1949) (finding that a board cannot delegate the authority under Section 152 of the General Corporation Law to fix the consideration to be received by a corporation for the issuance of its stock); Clarke Mem'l College v. Monaghan Land Co., 257 A.2d 234, 235 (Del. Ch. 1969) (finding that a board cannot delegate its statutory authority to negotiate a binding agreement for the sale of all of a corporation's assets pursuant to Section 271 of the General Corporation Law); see also Drexler, § 13.01[1], at 13-3 ("In addition, even a limited delegation of responsibility is impermissible if it is of a function specifically assigned to directors by a statutory provision."); Balotti & Finkelstein, § 4.17, at 4-33 ("[A] Board may not delegate (other than to a Section 141(c) committee) a specific function or duty which is by statute or certificate of incorporation expressly assigned only to the board."); accord Nagy v. Bistricer, 770 A.2d 43, 60-65 (Del. Ch. 2000); 2 William Meade Fletcher, Cyclopedia of the Law of Private Corporations §§ 495-99 (perm. ed. rev. vol. 2003).[4] Adoption

[4] We are aware of the Court of Chancery opinion in In Re Nat'l Intergroup, Inc. Rights Plan Litig., C.A. Nos. 11484, 11511 (Del. Ch. July 3, 1990), in which the Court of Chancery upheld a challenge to an amendment by directors to a rights agreement subsequent to the stockholders' approval of a board-approved resolution which provided that the adoption of a rights agreement by National Intergroup would be subject to stockholder approval. The Court of Chancery found that the board and shareholder approved resolution amended the rights agreement as previously enacted. Thus, the Court employed a contractual analysis in concluding that the changes to the rights agreement made unilaterally by the directors breached the rights agreement and therefore could not be effective without a stockholder vote. In addition, the decision of the Court of Chancery in Nat'l Intergroup was prior to the Delaware Supreme Court's decisions in Leonard Loventhal Account and in Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), as well as the decision of the Delaware Court of Chancery in James v. Furman, C.A. No. 597-N (Del. Ch. Nov. 16, 2004), each of which underscored the role of the board of directors in implementing and maintaining a rights agreement. See e.g., James v. Furman, slip op. at 11 (holding that plaintiff's claim that the board of directors had impermissibly delegated to

of a rights plan is a function specifically conferred on the board of directors of a Delaware corporation by statute -- i.e., by Section 157 of the General Corporation Law. Accordingly, absent any provision of the certificate of incorporation to the contrary, a board of directors of a Delaware corporation cannot be divested of such authority.

In addition to the prohibition on delegation of matters reserved by statute to their discretion, directors cannot substantially limit (by delegation or otherwise) their ability to make a business judgment on matters of management policy. See, e.g., Chapin v. Benwood Found. Inc., 402 A.2d 1205, 1211 (Del. Ch. 1979), aff'd, Harrison v. Chapin, 415 A.2d 1068 (Del. 1980) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing Abercrombie v. Davies, 123 A.2d 893, 899 (Del. Ch. 1956), rev'd in part on other grounds, 130 A.2d 338 (Del. Ch. 1957)); Grimes v. Donald, 673 A.2d 1207, 1214 (Del. 1996) (same); Canal Capital Corp. v. French, C.A. No. 11764, slip op. at 4 (Del. Ch. July 2, 1992) (same); accord Rodman Ward, Jr. et al., 1 Folk on the General Corporation Law § 141.1.3, at GCL-IV-15 (2004-2 Supp.) (hereinafter, "Folk") (stating that it is the responsibility and duty of directors to determine corporate goals).[5]

A board's ability to adopt a rights plan in the context of a sale of the corporation is a fundamental matter of management policy that cannot be substantially limited under Delaware law. In Quickturn Design Sys., Inc. v. Shapiro, 721 A.2d 1281 (Del. 1998), the Delaware Supreme Court held that a future board's ability to redeem a rights plan implicated a fundamental "matter[ ] of management policy" -- the "sale of [a] corporation" -- and, therefore, could not be

---

officers and counsel the authority to make changes to the terms of a rights plan and such changes were in violation of Section 157 was sufficient to survive a motion to dismiss). Indeed, the Supreme Court's decision in Quickturn made clear that a board of directors could not restrict its power in connection with a rights agreement -- which the Supreme Court deemed to be "in an area of fundamental importance to the stockholders." Quickturn, 721 A. 2d at 1291-92. Accordingly, we believe that the Delaware Supreme Court's recent decisions uphold and reemphasize the board's primacy in connection with rights agreements.

[5] In Hollinger Int'l, Inc. v. Conrad Black, C.A. No. 183-N (Del. Ch. Feb. 26, 2004), the Court of Chancery held that a stockholder-adopted bylaw amendment which disbanded most of the committees of the board of directors of Hollinger International Inc. did not violate Section 141(a) of the General Corporation Law. The Court found that Section 109 of the General Corporation Law (which expressly provides stockholders with the authority to amend a corporation's bylaws) when read together with Section 141(c)(2) (which expressly provides for the regulation of board committees through the adoption of bylaws) permitted the stockholder-adopted bylaw at issue. We do not believe that the Hollinger decision permits stockholders to make decisions in areas such as the adoption of rights plans pursuant to Section 157 of the General Corporation Law, which is specifically reserved to the Board of Directors by statute, unless otherwise provided by the certificate of incorporation.

substantially restricted under Delaware law. Id. at 1292. Specifically, the Delaware Supreme Court held that:

> One of the most basic tenets of Delaware corporate law is that the board of directors has the ultimate responsibility for managing the business and affairs of a corporation. Section 141(a) requires that any limitation on the board's authority be set out in the certificate of incorporation. The Quickturn certificate of incorporation contains no provision purporting to limit the authority of the board in any way. The [contested provision], however, would prevent a newly elected board of directors from completely discharging its fundamental management duties to the corporation and its stockholders for six months. While the [contested provision] limits the board of directors' authority in only one respect, the suspension of the Rights Plan, it nonetheless restricts the board's power in an area of fundamental importance to the shareholders -- negotiating a possible sale of the corporation. Therefore, we hold that the ... [contested provision] is invalid under Section 141(a), which confers upon any newly elected board of directors full power to manage and direct the business and affairs of [the] Delaware corporation.

Id. at 1291-1292 (emphasis added, and internal citations omitted); see also Carmody v. Toll Bros., Inc., 723 A.2d 1180, 1191 (Del. Ch. 1998) (finding that a "dead hand" provision of a rights plan impermissibly interfered with a current board's authority under Section 141(a) "to protect fully the corporation's (and its shareholders') interests in a transaction [for the sale of a corporation]") (footnote omitted); Martin Lipton, "Pills, Polls, and Professors Redux," 69 U. Chi. L. Rev., 1037, 1061 (2002) ("It is inconsistent with existing Delaware law for a board ... to delegate to shareholders in a referendum the fiduciary decision of whether to leave [a] pill ... in place.").

The sale of a corporation also is implicated when a corporation adopts a rights plan. See, e.g., Davis Acquisition, Inc. v. NWA, Inc., C.A. No. 10761, slip op. at 7 (Del. Ch. Apr. 25, 1989) (adoption of a rights plan "is a defensive measure that the board has legal power to take" in connection with the "sale" of a corporation) (emphasis added); Moran v. Household Int'l, Inc., 490 A.2d 1059, 1083 (Del. Ch. 1985) (finding that "the adoption of the Rights Plan is an appropriate exercise of managerial judgment under the business judgment rule" in connection with the "sale" of a corporation). Because the adoption of a rights plan implicates a matter of management policy, stockholders cannot be delegated the final authority to adopt a rights plan. As the Supreme Court recently explained, "there is little doubt that Moran, inter alia, denied objecting shareholders the right to oppose implementation of a rights plan." Leonard Loventhal Account v. Hilton Hotels Corp., 780 A.2d 245, 249 (Del. 2001); see also Drexler, at 17-33 ("Section 157 imposes upon the directors the duty to exercise final authority with respect to options and rights.") (emphasis added). Thus, directors cannot delegate the ability to veto, or exercise final authority with respect to, the adoption of a rights plan.

Indeed, requiring a board to redeem or submit to a stockholder vote a future rights plan within four months of its adoption by the board would impose a substantial restriction on the ability of a board of directors to exercise managerial policy in connection with a contest for corporate control. Oracle's 18-month hostile offer for PeopleSoft Inc. demonstrates that any requirement that a board redeem or submit a rights plan to a stockholder vote within four months of its adoption by the board would significantly reduce the board's ability to respond for the duration of a significant, persistent threat.

The "selection of a time frame for achievement of corporate goals ... [is a] duty [that] may not be delegated to the stockholders." In re Pure Res., Inc. S'holders Litig., 808 A.2d 421, 440 n.38 (Del. Ch. 2002); Paramount Communications, Inc. v. Time Inc., 571 A.2d 1140, 1154 (Del. 1989) (same); Smith v. Van Gorkom, 488 A.2d at 873 (Del. 1985) (same). If a board is faced with a persistent threat and the corporation's stockholders vote down the stockholder rights plan before the threat has been eliminated, the board of directors will have impermissibly lost "the ultimate freedom to direct the strategy and affairs of the corporation." Grimes v. Donald, 673 A.2d at 1215; Chapin, 402 A.2d at 1210 (same); Abercrombie, 123 A.2d at 899 (same).

Directors who improperly delegate, or limit their freedom with respect to, managerial duties under Section 141(a) of the General Corporation Law breach the fiduciary duty of care. See, e.g., Canal Capital Corp, slip op. at 4 ("Thus, a director breaches his fiduciary duty of due care if he abdicates his managerial duties ... under Section 141(a)...."); see also Folk, at GCL-IV-15 ("A director who abdicates his managerial duties [under Section 141(a)] breaches his fiduciary duty of care."); Balotti & Finkelstein, at 4-35 ("It has been observed that a director breaches his fiduciary duty of care if he abdicates his managerial duties.").

A board's fiduciary duty of care also is implicated when it is faced with an unfair takeover offer. Directors of Delaware corporations have a fiduciary duty to protect the corporation's stockholders from an unfair takeover offer. See, e.g., MacAndrews & Forbes Holdings, Inc. v. Revlon, Inc., 501 A.2d 1239, 1247 (Del. 1985) ("In the face of a hostile acquisition, the directors have the right, even the duty to adopt defensive measures to defeat a takeover attempt which is being perceived as being contrary to the best interests of the corporation and its shareholders."); Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985) (finding in the context of corporate takeovers that a board has a duty to "protect the corporate enterprise, which includes [ ] [ ] stockholders, from [ ] harm ...."); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1345 (Del. 1987) ("Newmont's directors [have] both the duty and the responsibility to oppose the threats presented by Ivanhoe and Gold Fields."); Balotti & Finkelstein, at 4-35 ("The predominant view is that the target board has a duty to oppose tender offers which would be harmful to the corporation."); 10 Corporate Counsel Weekly (BNA), No. 20, at 7 (May 17, 1995) (in which former Delaware Supreme Court Justice Andrew G.T. Moore II is quoted as stating that "failure to adopt a pill under certain circumstances could in itself be a breach of the duty of loyalty and care"). The duty to protect stockholders from harm derives from the fiduciary duty of care. See Unocal at 955 ("As we have noted, [the] directors' duty of care extends to protecting the corporation and its owners from perceived harm whether a threat originates from third parties or from other shareholders."); Gilbert, 575 A.2d at 1146 (finding that the duty of "care ... prevent[s] a board from being a passive instrumentality in the face of a perceived threat to corporate control"). Thus, the fiduciary duty of care precludes a board of directors from foreclosing its ability to defend the corporation's stockholders against an unfair takeover offer.

A requirement that the Board submit the adoption, maintenance or extension of a stockholder rights plan to a stockholder vote, in all cases and without exception, whether before or after adoption of the plan by the Board, and thereby subjecting the plan's efficacy to such stockholder approval, effectively removes from the Company's directors the discretion to utilize a powerful and effective tool in reacting to unfair or inequitable takeover tactics, even if the Board determines in the good faith exercise of its fiduciary duties that a rights plan would be in the best interests of stockholders and the most effective means of dealing with such a threat. See, e.g., In re Pure Resources, 808 A.2d at 431 (noting that the adoption of a rights plan is the "de rigueur tool of a board responding to a third party tender offer" and is quite effective at giving a target board under pressure room to breathe); Malpiede v. Townson, 780 A.2d 1075, 1089 (Del. 2001) (noting that a "routine strategy" for fending off unsolicited advances and negotiating for a better transaction is to adopt a poison pill); In re Gaylord Container Corp. S'holders Litig., 753 A.2d 462, 481 (Del. Ch. 2000) ("The primary purpose of a poison pill is to enable the target board of directors to prevent the acquisition of a majority of the company's stock through an inadequate and/or coercive tender offer. The pill gives the target board leverage to negotiate with a would-be acquirer so as to improve the offer as well as the breathing room to explore alternatives to and examine the merits of an unsolicited bid."). Since submitting the question of whether to adopt or maintain a stockholder rights plan to a stockholder vote in such circumstances could impose substantial loss of control, the Board could have a significantly diminished ability to respond as necessary to protect the interests of the Company and its stockholders. When the Company faces a significant threat such as inequitable takeover tactics, the directors' ability to negotiate effectively, to react expeditiously and to maintain its defensive devices could be critical to discharging their fiduciary duties.

As the Delaware Supreme Court recently stated, "to the extent that a contract, or a provision thereof, purports to require a board to act or not act in such a fashion as to limit the exercise of fiduciary duties, it is invalid and unenforceable." Omnicare v. NCS Healthcare, Inc., 818 A.2d 914, 936 (Del. 2003); Quickturn Design Sys., 721 A.2d at 1292 (same); Paramount Communications Inc. v. QVC Network Inc., 637 A.2d 34, 51 (Del. 1993) (same); Ace Ltd. v. Capital Re Corp., 747 A.2d 95, 105 (Del. Ch. 1999) (same); accord Restatement (Second) of Contracts § 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Any commitment by the Board purporting to eliminate its control over the decision whether to adopt, amend or terminate a stockholder rights plan without a fiduciary-out would significantly limit the ability of the Board (and the ability of all future boards of directors of the Company) to fulfill its fiduciary duties to the Company and its stockholders and, therefore, is invalid under Delaware law.

CONCLUSION

Based upon and subject to the foregoing, and subject to the assumptions, limitations, exceptions and qualifications set forth herein, it is our opinion that it would be impermissible under the laws of the State of Delaware for the Board to purport to bind itself with respect to the adoption, maintenance, termination or amendment of a stockholder rights plan, or to require in all cases prior or subsequent stockholder approval for its efficacy, without excepting from any such commitment or requirement actions which are necessary to be taken in order for the Board to act in a manner required by its fiduciary duties to the Company and its stockholders, whether such exception is expressly stated or results from the retained authority of the Board to amend or terminate such commitment or requirement.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

We understand that you may furnish a copy of this letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as stated in this paragraph, the foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein and, without our prior written consent, may not be relied upon by you for any other purpose or be furnished or quoted to, or be relied upon by, any other person or entity for any purpose.

Very truly yours,

Richards, Layton & Finger, P.A.

WJH/LRS

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 7, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 21, 2005

The proposal requests that the board adopt a policy that any future poison pill be redeemed or submitted to a shareholder vote after the poison pill is adopted by the board.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,



Sara D. Kalin
Attorney-Advisor